Bangkok Bank
ธนาคารกรุงเทพ

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02028590

SUPPL

April 12, 2002

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited--Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the resolutions of the shareholders' meeting that Bangkok Bank reported to the Stock Exchange of Thailand.

Regards,

P. Tayanithi

Dr. Piyapan Tayanithi
Executive Vice President

PROCESSED
MAY 01 2002
THOMSON FINANCIAL P

dlw 4/23

SEC MAIL PROCESSING
RECEIVED
APR 19 2002
WASH, D.C. 155 SECTION

Information Management Group, Office of the President
Tel (662) 230-1730, 231-4280
Fax (662) 236-8983
ธนาคารกรุงเทพ จำกัด (มหาชน)
333 ถนนสีลม กรุงเทพ 10500 โทรศัพท์ (662) 231-4333 www.bbl.co.th
Bangkok Bank Public Company Limited
333 Silom Road Bangkok 10500 Thailand Tel (662) 231-4333 www.bbl.co.th

File No. 82-4835

Bangkok Bank

Ref: SSD./REG.343/2002

April 12, 2002

Re: Resolution of the shareholders' meeting

To: President
The Stock Exchange of Thailand

The 9th ordinary general shareholders' meeting of Bangkok Bank Public Company Limited convened on April 12, 2002 at 333 Silom Road, Silom Sub-district, Bangrak District, Bangkok, passed the following resolutions:

1. Approved the minutes of the 8th ordinary shareholders' meeting held on April 4, 2001.
2. Acknowledged the report on the results of operation for the year 2001 as presented in the annual report.
3. Acknowledged the report of the Audit Committee.
4. Approved the balance sheet and income statement for the year 2001.
5. Approved that no appropriation of profit and no payment of dividends be made.
6. Re-elected Mr. Chatri Sophonpanich, Admiral Prachet Siridej, Mr. Kanueng Luchai, Mr. Teera Aphaiwongse, and Mr. Vira Ramyarupa as the Bank's directors.
7. Elected Mr. Joti Bhokavanij as an additional director.
8. Appointed Mr. Suphamit Techamontrikul, certified public accountant registration no. 3356, and/or Miss Chongchitt Leekpai, certified public accountant registration no. 2649, of Deloitte Touche Tohmatsu Jaiyos as the Bank's auditors with the remuneration of not exceeding Baht 6,384,000 per year.
9. Approved the amendment of the Bank's Memorandum of Association Clause 3 (the Objectives of the Company) by adding a new Clause 3(1)(j) and moving the existing Clause 3(1)(j) to be Clause 3(1)(k) as follows:
   "(j) To act as broker in the business of insurance against loss and insurance on life.
   (k) To carry on any other business which a commercial bank may carry on in accordance with commercial banking practices, or which should be carried on, or which the Company is empowered or is required to carry on pursuant to the Commercial Banking Act or any other legislations."
10. Approved the amendment of Bank's Articles of Association by replacing the existing Article 9 with the following provision:
    "Article 9. The Company may not own its shares or take them in pledge except in the case where such owning of shares or taking them in pledge is permitted by the laws and is undertaken in accordance with the rules, procedures and conditions prescribed by the relevant laws."

SEC MAIL PROCESSING
RECEIVED
APR 19 2002
WASH, D.C. 155 SECTION

Yours faithfully,
Bangkok Bank Public Company Limited

Chartsiri Sophonpanich

(Mr. Chartsiri Sophonpanich)
President